ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS
JUNE 4, 2024

VOTING RESULTS
Resolution # 1:

By way of a ballot, the shareholders approved the appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year.

Ballots Tabulated:

For:	358,032,761	99.49%
Withheld:	1,818,443	0.51%
Total:	359,851,204	100%
Resolution # 2:

By way of a ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Ballots Tabulated:

Nominees	For	%	Against	%
Melissa Stapleton Barnes	330,041,306	97.05	10,016,318	2.95
Brett Carter	337,316,968	99.19	2,740,656	0.81
Amee Chande	334,451,144	98.39	5,473,034	1.61
Daniel Goldberg	334,450,929	98.35	5,606,690	1.65
Christopher Huskilson	337,313,602	99.19	2,744,018	0.81
D. Randall Laney	332,234,748	97.70	7,822,869	2.30
David Levenson	337,297,113	99.19	2,760,509	0.81
Christopher Lopez	337,335,234	99.20	2,722,388	0.80
Dilek Samil	333,997,366	98.22	6,067,233	1.78

Resolution # 3:

By way of a ballot, the shareholders passed the resolution set forth on page 14 of the management information circular dated April 18, 2024 (the “Circular”) approving the amendments to the Share Unit Plan.

Ballots Tabulated:

For:	327,011,216	96.16%
Against:	13,046,407	3.84%
Total:	340,057,623	100%
Resolution # 4:

By way of a ballot, the shareholders passed the resolution set forth on page 15 of the Circular approving the amendment to the Employee Share Purchase Plan.

Ballots Tabulated:

For:	335,590,038	98.69%
Against:	4,466,582	1.31%
Total:	340,056,620	100%
Resolution # 5:

By way of a ballot, the shareholders passed the resolution set forth on page 16 of the Circular approving the amendment to the Directors’ Deferred Share Unit Plan.

Ballots Tabulated:

For:	334,340,515	98.32%
Against:	5,717,106	1.68%
Total:	340,057,621	100%

Resolution # 6:

By way of a ballot, the shareholders passed the advisory resolution set forth on page 17 of the Circular approving the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	301,300,879	88.60%
Against:	38,756,742	11.40%
Total:	340,057,621	100%

DATED this 4th day of June, 2024

ALGONQUIN POWER & UTILITIES CORP.

/s/ Dana Easthope
___________________________________
Dana Easthope
Vice President and Assistant Corporate Secretary